Exhibit 21

List of Subsidiaries

Wealthlink Co. Ltd., a Cayman Islands company, a wholly-owned subsidiary of SOKO Fitness & Spa Group, Inc.

Harbin Mege Union Beauty Management Ltd., a PRC company, wholly-owned subsidiary of Wealthlink

Harbin Mege Union is associated with the following variable interest entities, known collectively as the "Queen Group" - all of which has PRC companies:

Harbin Daoli Queen Demonstration Beauty Parlor
Harbin Huang Emperor & Golden Gym Club Co. Ltd.
Harbin Queen Beauty Demonstration Center (and the Nangang and Kunlun branches of the Center)
Harbin Queen Beauty Vocational Skill Training School